

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via E-mail
Alexander Bafer
Chief Executive Officer
Brick Top Productions, Inc.
433 Plaza Real, Suite 275
Boca Raton, Florida 33432

      Re: Brick Top Productions, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 9, 2012
              File No. 333-176093

Dear Mr. Bafer:

We have received your response to our letter dated January 23, 2012 and have the following additional comments.

General

1. Please revise to disclose information in "Selling Shareholders" on page 10 and "Security Ownership of Certain Beneficial Owners and Management" on page 21 as of the most recent practicable date.

Risk Factors, page 3

We need additional capital to develop our business, page 4

2. We note your response to our prior comments 5 and 20. In light of your substantial accrued and ongoing compensation expense and the statement on page 18 that raised capital may be used to pay accrued salary expense, please revise the statement here that "[a]s a result most of the capitals raised will be invested in the acquisition and development of media projects" or explain your basis for this belief.

3. We note your response to our prior comment 20. Please provide a separate risk factor addressing the fact that future revenues and capital raised may be directed

to paying accrued compensation to your executives.

Any trading market that may develop, page 8

4. We note your response to our prior comment 8. You state that you "have not yet conducted an analysis of which states offer manual exemptions and which states do not." Please revise to clarify for investors when and whether you will provide them with this information. Please also explain when you intend to seek qualification of the resale of your securities relative to seeking acceleration of effectiveness of this registration statement.

Determination of Offering Price, page 10

5. We note the statement on the outside cover page of the prospectus regarding your shares being "quoted on the Over the Counter Bulletin Board (OTCBB) or other over the counter markets." Please revise here to clarify the other over the counter markets and what plans you have in this regard.

Description of Business, page 13

6. We note your response to our prior comment 10. We note disclosure about acquiring the rights and financing, producing and selling the distribution rights for Bless Me Father and constructing your smartphone application, advertising your link, and generating advertising revenue. For these projects please revise to disclose the anticipated timing and costs for each necessary step along the way before you generate revenue. Additionally please revise to clarify whether you anticipate additional capital will be needed before each project generates revenue.

7. Please also revise your prospectus summary to provide a brief summary of your budget and timeframe for The Doorman, Bless Me Father, including a statement that you do not yet have rights to this project, and your smartphone initiative.

8. We note your response to our prior comment 13. You disclose that there is no body that determines the pricing set forth in the matrix. Please revise to state who determines the pricing in the matrix.

9. We note your response to our prior comment 15. Please revise the statement on pages 13 and 14 that you believe the marketability of The Doorman project to be "approximately 4 to 6 years," at which point is will likely become stale, to clarify whether you mean 4 to 6 years after the date of completion which was September 2010. Please also provide us with the basis for your belief that the project will remain marketable for this period of time.

Executive Compensation, page 20

10. We note your response to our prior comment 5. You refer on page 4 to "$50,000 for monthly executive salary expense." This suggests $600,000 per year in executive salary expense. However we note on page 20 that your employment agreement with Mr. Bafer provides for a base salary of $150,000. There is no indication of any employment agreement with Mr. Leone, but the summary compensation table reflects $25,000 in compensation for Mr. Leone for 2011. With a view to revised disclosure please reconcile these amounts for us.

11. We note your response to our prior comment 19. We note the statement on page 6 that "[a]s of December 31, 2011, [you] have accrued $125,000 of compensation for Mr. Bafer, which has been earned and not yet paid." We note that the summary compensation table shows the salary paid rather than the total salary earned. Please revise the summary compensation table for each named executive officer to reflect compensation earned during each fiscal year covered. Please refer to Item 402(n)(2) of Regulation S-K.

Age of Financial Statements

12. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment to your Registration Statement on Form S-1 should include audited financial statements and related financial information, such as MD&A, for the year ended December 31, 2011.

Accountants' Consent

13. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

Alexander Bafer
Brick Top Productions, Inc.
February 27, 2012
Page 4

cc: Clint J. Gage, Esq.
        Roetzel & Andress